October 12, 2012

Ryan C. Larrenaga 225 Franklin Street Boston, MA 02110 (617) 385-9536

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Deborah O’Neill Johnson

Re: Columbia Funds Series Trust II (the “Registrant”); File No. 811-21852

Dear Ms. Johnson:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the Columbia Large Cap Value Fund series of Columbia Funds Series Trust (File No. 811-09645) into the Columbia Equity Value Fund Fund series of the Registrant;

2)	the Columbia High Yield Opportunity Fund series of Columbia Funds Series Trust I (File No. 811-04367) into the Columbia High Yield Bond Fund Series of the Registrant;

3)	the Columbia Government Money Market Fund series of the Registrant into the Columbia Money Market Fund series of the Registrant; and

4)	the Columbia LifeGoal Income Portfolio series of Columbia Funds Series Trust (File No. 811-09645) into the Columbia Conservative Fund (formerly, Columbia Portfolio Builder Conservative Fund) series of the Registrant (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on November 16, 2012 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II